Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street
Migdal Ha’Emek Israel 2310102

December 1, 2020

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held on Monday, December 28, 2020, beginning at 4:00 PM, Israel time (9:00 AM ET), at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The Company’s formal notice of the Meeting sets forth in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on November 25, 2020, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Dr. Fernando de la Vega
Chief Executive Officer

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek

Israel 2310102

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Monday, December 28, 2020

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Monday, December 28, 2020, at 4:00 PM Israel time (9:00 AM Eastern time) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Re-election of Dov Farkash as Class I Director of the Company, for a term of three years;

2.	Re-election of Orly Solomon and Ido Lapidot as external directors, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and approval of their compensation;

3.	Approval of transactions with GTRIMG Investments Ltd. as set forth in the Proxy Statement;

4.	Approval of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, Class I Director and active chairman of the Company;

5.	Approval of an amendment of Article 5 of the Company’s articles of association to increase the Company’s authorized share capital;

6.	Approval of an amendment of Article 49 of the Company’s articles of association to change the terms of election of directors; and

7.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders of record at the close of business on November 25, 2020, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shares holders must submit their proxies to the Company’s offices no later than 11:59 PM the day prior to the Meeting (i.e., 11:59 PM (Israel time) on December 27, 2020). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and will be available on the Commission’s website at www.sec.gov. The proxy statement will also be available on the Company’s website www.pvnanocell.com.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Thursday, December 17, 2020.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than Tuesday, December 1, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday December 8, 2020 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

By Order of the Board of Directors,

Dr. Fernando de la Vega
Chief Executive Officer

Migdal Ha’Emek, Israel

November 24, 2020

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek

Israel 2310102

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Monday, December 28, 2020, at 4:00 PM Israel time (9:00 AM Eastern time) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

Agenda

The agenda for the Meeting is to consider the approval of the following:

1.	Re-election of Dov Farkash as Class I Director of the Company, for a term of three years;

2.	Re-election of Orly Solomon and Ido Lapidot as external directors, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and approval of their compensation;

3.	Approval of transactions with GTRIMG Investments Ltd. as set forth in the Proxy Statement (includes proposals 3A and 3B);

4.	Approval of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, Class I Director and active chairman of the Company;

5.	Approval of an amendment of Article 5 of the Company’s articles of association to increase the Company’s authorized share capital;

6.	Approval of an amendment of Article 49 of the Company’s articles of association to change the terms of election of directors; and

7.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares at the close of business on November 25, 2020 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on November 30, 2020, the Company had 26,986,203 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than 11:59 pm the day prior to the Meeting (i.e., 11:59 PM (Israel time) on December 27, 2020). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement will also be available on the Company’s website www.pvnanocell.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR,” except for Proposals 2 through 7.

Holders of Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to Ordinary Shares holders on or about December 1, 2020. In addition to solicitation of proxies to Ordinary Shares holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, December 30, 2020, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval of each of Proposals 1, 2, 3A, 3B and 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposals 5 and 6 requires the affirmative vote of 60% of the outstanding share capital of the Company having the right to vote.

Proposals 2, 3A and 3B are also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the respective Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the respective Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. With respect to Proposals 3A and 3B, a controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 2, 3A and 3B, your shares will not be voted for Proposals 2, 3A and 3B.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Position Statements

Holders of Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger St., Migdal Ha’Emek 2310102, Israel, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Thursday, December 17, 2020. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than Tuesday, December 1, 2020, . To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, December 8, 2020 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019.   We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2019, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year, subject to any audit adjustments following completion of our audited financial statements. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation Name and Principal Position	Salary(2)	Share-based Compensation(3)	Total
	US $
Fernando de la Vega, Chief Executive Officer	$220,977	$6,453	$227,430
Evyatar Cohen, Chief Financial Officer	151,501	37,482	188,983
Hanan Markovich, Chief Business Development Officer (1)	152,321	2,333	154,654
Orly Solomon, External Director	22,290	4,045	26,335
Ido Lapidot, External Director	$22,290	$4,045	$26,335

(1)	Mr. Markovich joined the Company in February 2019.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2019, based on the option’s fair value, calculated in accordance with accounting guidance for share-based compensation, subject to audit adjustments.

PROPOSAL 1

RE-ELECTION TO THE BOARD OF DIRECTORS OF DOV FARKASH AS A CLASS I DIRECTOR OF THE COMPANY

At the Meeting, the shareholders will be asked to approve the re-election of Dov Farkash as a class I director of the Company, to hold office until the annual meeting in 2023.

Our Articles provide that the number of directors serving on the Board may be determined from time to time by the Board of Directors provided however that the overall number of directors at a given time be not less than three (3) and not more than seven (7) (including the external directors appointed as required under the Companies Law). Our Board, other than the external directors, is divided into three staggered classes of directors as nearly equal in number as possible. One class is elected each year at the annual meeting of shareholders for a term of three years. Mr. Dov Farkash, who was named our active chairman on April 19, 2020 is currently the Class I director. The term of the Class II director, currently Dr. Astorre Modena expires at the 2021 annual meeting. The term of the Class III director, currently Dr. Fernando de la Vega, expires at the 2022 annual meeting. Following the meeting and assuming that Proposal 3B is approved, we believe that GTRIMG Investments Ltd. an Israeli company (“GTRIMG”) will have the right to elect directors. Directors are elected to hold office for a three-year term or until the election and qualification of their successors in office.

Our Board has nominated Dov Farkash to serve as the Class I director for a three-year term ending at the 2023 annual meeting or until its successors are elected and qualified. The nominee named in this proxy statement has consented to serve if elected. We have no reason to believe that any of the nominees named in this proxy statement will be unwilling or unable to serve if elected as a director.

The following are details regarding Mr. Dov Farkash:

Dov Farkash (Age 60) has served as our executive chairman since April 2020. Mr. Farkash has more than 25 years of experience in business leadership and technology development in the Electronics industry. From January 2000 to September 2019, Mr. Farkash has served in a range of senior business leadership and technology development positions at Nova Measuring Instruments Ltd., including Senior Vice President Strategic Development, Senior Corporate Vice President Modeling Software Division, Vice President Sales and Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc. in the USA. Prior to that, Mr. Farkash served in various software development managerial positions at various hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the re-election of Mr. Dov Farkash as a class I director, to hold office until his term expires in accordance with its terms.”

The Board recommends shareholders vote

“FOR” the candidate included under Proposal 1

PROPOSAL 2

RE-ELECTION OF ORLY SOLOMON AND IDO LAPIDOT AS EXTERNAL DIRECTORS, SUBJECT TO, AND IN ACCORDANCE WITH, THE PROVISIONS OF THE COMPANIES LAW AND APPROVAL OF THEIR COMPENSATION

Under the Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a Controlling Shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had, during the two years preceding the date of appointment, any affiliation with the company, the Controlling Shareholder or its relative; (iii) in a company that does not have a Controlling Shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “Relative” means a spouse, sibling, parent, grandparent, child or parent of a spouse or the spouse of any of the foregoing. The term “Affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the Board of Directors who are not Controlling Shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. External directors may not have, during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are Controlling Shareholders at the time of appointment, or (iii) any entity controlled by the company or by its Controlling Shareholder. At least one external director elected must have “accounting and financial expertise” and any other external director must have either “accounting and financial expertise” or “professional qualification”, as such terms are defined by regulations promulgated under the Companies Law.

The Board of Directors recommends that our shareholders approve the re-election of Ms. Orly Solomon, to serve as an external director for a three-year term ending at the Company’s annual general meeting of shareholders in 2023. The Board of Directors recognizes the accounting and financial expertise and unique contribution of Ms. Solomon as an external director to the Board and believes it is in the best interest of the Company to elect her to serve on the Board. Ms. Solomon submitted to us a declaration stating that she complies with the requirements imposed by the Companies Law for the office of external director.

Orly Solomon (Age 51) has served as an external director of the Company since December 2017. Ms. Solomon is Chief Financial Officer of Inuitive Ltd. Ms. Solomon and currently serves as Financial Director and Advisor to board of directors of Med and Beyond Ltd. Ms. Solomon served on the board of directors of Shikmona, a governmental and city owned corporation in Haifa from 2014 to 2017 as a director with financial expertise. From 2014 to 2016, Ms. Solomon served as Chief Financial Officer of Future Values Ltd. During 2013, Ms. Solomon served as Chief Executive Officer of D. Medical Industries Ltd. (NASDAQ /TASE: DMED). She was also the chairman of the board of directors of RSL Electronics Ltd. (TASE: RSL) from 2011 to 2012. From 2010 to 2012, Ms. Solomon served as Chief Financial Officer and Deputy to the Chief Executive Officer of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010, Ms. Solomon served as co-founder and Chief Financial Officer of Atid Team, Israel. From 2006 to 2010, Ms. Solomon served as co-founder and a director of Altshuler Shacham Benefits Israel. Ms. Solomon holds an MBA in Finance and Economics from the Hebrew University in Jerusalem, and a Bachelor of Science Accounting, with honors, from Rutgers University at Newark, New Jersey.

Our Board of Directors further recommends that our shareholders approve the election of: (b) Ido Lapidot, to serve as an external director for a three-year term ending at the Company’s annual general meeting of shareholders in 2023. Our Board of Directors believes it is in the best interest of the Company to elect him to serve on the Board. Mr. Lapidot has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director.

Ido Lapidot (Age 57) has served as an external director of the Company since December 2017. Mr. Lapidot is a “TRIZ- Effective Innovation” consultant for various companies, inter alia, Elbit, Verint, Edwards Lifesciences, Tama and HP. From 2016 to 2020, he is a partner at Next Leap Ventures, a former Intel employees investment club. From 2009 to 2016, Mr. Lapidot served as a Strategic Technologies Planner and TRIZ Program Leader at Intel R&D and Intel Labs. From 2008 to 2014, Mr. Lapidot served as an External Teacher for TRIZ and Systematic Innovation at Afeka College for Engineering, Israel. From 2005 to 2008, Mr. Lapidot served as LEAN Manufacturing and TRIZ Program Leader at Intel Corporate Services-EMEA. From 1995 to 2005, Mr. Lapidot served as Environment, Health and Safety Manager at Intel’s factories. Mr. Lapidot also serves as a director of Carrar, Nanofabrica, and Sanolla. Mr. Lapidot holds an MA in Environmental Science, a BA in Chemistry, and a B.A. in Atmospheric Science from the Hebrew University of Jerusalem and a TRIZ L3 certification from MA-TRIZ GEN3 Partners.

 An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “External Directors Compensation Regulations”). In the case of our external directors, we have elected to pay our directors amounts between the minimum and maximum rates specified in the annexes of the External Directors Compensation Regulations. We may grant options to the External Directors in accordance with the External Directors Compensation Regulations. Compensation of an External Director must be determined prior to the person’s consent to serve as an External Director and approved by the Compensation Committee, the Board of Directors and the shareholders. The compensation of our external directors has been approved by our Board of Directors and the shareholders are requested to approve the compensation of our External Directors as detailed below, which shall be then ratified by the Compensation Committee of the Board of Directors.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Ms. Orly Solomon and Mr. Ido Lapidot be elected to the Board of Directors to serve as External Directors for a term of three (3) years in accordance with the Companies Law, which will end at the Annual General Meeting of the Shareholders to be held in 2023”;

“FURTHER RESOLVED, to provide the External Directors effective as of the date of the Meeting with remuneration in accordance with the External Director Compensation Regulations.

The Board recommends shareholders vote

“FOR” each of the candidates included under Proposal No. 2

PROPOSALS 3A AND 3B

APPROVAL OF TRANSACTIONS WITH GTRIMG

On October 10, 2018, we entered into a convertible loan agreement (the “Convertible Loan Agreement”) with GTRIMG. Pursuant to the Convertible Loan Agreement, GTRIMG loaned to us an initial $1.0 million principal amount, and was granted an option to lend our Company an additional principal amount of up to $2.0 million for a finite period of time. The principal loan amount bears interest at Israeli prime plus 4% per annum. Unless earlier converted, the loan matures and becomes due and payable upon the earlier of (i) 24 months; or (ii) immediately prior to an event of default, unless waived by GTRIMG at its sole discretion. The loan (including any additional principal amount that is loaned) may be voluntarily converted by GTRIMG into ordinary shares at a conversion price based on the mechanism detailed in the Convertible Loan Agreement but shall not be lower than $0.17 per share, unless we are subject to a special penalty relating to an event of default under the Convertible Loan Agreement.

At the closing under the Convertible Loan Agreement, we also issued to GTRIMG two warrant certificates (“Warrants”). The first warrant became effective as of the closing of the Convertible Loan Agreement and granted GTRIMG the right to purchase ordinary shares of our company for an aggregate purchase price of up to $5.0 million. The second warrant, exercisable for up to an additional $5.0 million of ordinary shares, was to become effective upon the transfer to our company by GTRIMG of any additional principal loan amount, and was to become exercisable for the applicable pro rata dollar amount of underlying ordinary shares proportionate to the portion of the additional $2.0 million principal loan amount that is lent to us by GTRIMG. The exercise price for each ordinary share issuable under the warrants will be determined in accordance with the same formula that applies to the convertible loan (subject to a $0.17 minimum conversion price per share, as in the case of the convertible loan, unless we are subject to a special penalty relating to an event of default under the Convertible Loan Agreement).

In March 2019, April 2019 and August 2019, GTRIMG loaned to us an additional $500,000, $500,000 and $100,000, respectively (constituting, in total, an additional $1.1 million) out of the $2.0 million of additional principal loan amount that it may lend to us, at its discretion, under the Convertible Loan Agreement described above. Accordingly, the second warrant issued to GTRIMG under the Convertible Loan Agreement became exercisable with respect to $2.75 million of the underlying ordinary shares (out of $5.0 million of underlying ordinary shares that may potentially be issued under the second warrant).

On December 31, 2019, the Company and GTRIMG entered into a memorandum of understanding (the “MOU”), pursuant to which GTRIMG agreed to provide additional loans to the Company and GTRIMG would receive additional Warrants. The MOU also provided for certain amendments to the existing Convertible Loan Agreement. We agreed to adopt a forecast, providing that, during 2020 grants, plus revenues, plus convertible loans (other than those received from GTRIMG) less liabilities on the balance sheet as of December 31, 2019 should not be less than $2,500,000 (the “Management Minimum Forecast”), out of which $1,250,000 shall be available in the our bank account as of March 31, 2020 (the “Target”).

Under the MOU, GTRIMG agreed to provide an additional loan as of the execution of the MOU in the amount of $150,000 under the existing Convertible Loan Agreement (the “Initial MOU Loan”). The transactions referred to in the Convertible Loan Agreement, together with the Initial MOU Loan, are referred to as the “Phase I GTRIMG Transactions”.

In addition, the MOU provides that if we fail to meet the Target, then: (a) the Company’s valuation for purposes of all investments after January 1, 2018 shall be $2.0 million pre-money as of such date, thereby reflecting a price per share of $0.068, and (b) GTRIMG shall make loans to the Company of $100,000 per month for a period of 12 months commencing April 1, 2020, and under the same terms as the Convertible Loan Agreement, as adjusted under (a) above (the “Additional MOU Loans”); provided, that following each six month period, GTRIMG may review whether the Company has complied with the Management Minimum Forecast as defined therein, and if it was not met for any six month period (beginning with the six month period ended June 30, 2020), then, three months after such review, GTRIMG may determine not to fund additional amounts.

Furthermore, under the MOU, we agreed to call a meeting of shareholders within 15 days of the date of the MOU in order to approve (i) the transactions contemplated by the MOU, (ii) an amendment to the articles of association of the Company to provide that GTRIMG may appojnt a number of directors as shall reflect its holding should the Target not be met (assuming all convertible loans are converted) and (iii) an increase in authorized share capital as necessary. The Company also agreed to immediately appoint a representative of GTRIMG as chairman of the board of directors.

Subsequent to the entry into the MOU, GTRIMG made the Initial MOU Loan to the Company. The Company did not call the meeting of shareholders within the time period set forth in the MOU. Subsequently, the Company failed to meet the Target, thus triggering the obligation of GTRIMG to make the Additional MOU Loans. As of the date of this proxy statement, GTRIMG has not made any Additional MOU Loans. GTRIMG has advised the Company that GTRIMG’s failure to provide the Additional MOU Loans is due to the Company’s failure to comply with its obligation to call the meeting of shareholders as described above. We cannot assure you that, following our calling the Meeting and even if the proposals are approved, GTRIMG will comply with its obligation to make the Additional MOU Loans. The terms of the MOU and the transactions thereunder which are not part of the Phase I GTRIMG Transactions are referred to as the “Phase II GTRIMG Transactions” and together with the Phase I GTRIMG Transactions, the “GTRIMG Transactions.”

Each of our audit committee and our board of directors approved the GTRIMG Transactions and concluded that they are in the best interests of the Company and its shareholders in order to fund our operations. We are seeking shareholder approval of the GTRIMG Transactions, among other things, to meet our obligations under the MOU.

Pursuant to the Companies Law, approval of a transaction with a controlling shareholder is subject to the approval of the audit committee, the board of directors and the general meeting of the shareholders, in that order. Such approval shall be required to meet the special majority requirements as described above.

3A: Approval of the Phase I GTRIMG Transactions

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Phase I GTRIMG Transactions, as detailed in the Proxy Statement dated November 30, 2020.”

3B: Approval of the Phase II GTRIMG Transactions

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Phase II GTRIMG Transactions, as detailed in the Proxy Statement dated November 30, 2020.”

The Board recommends shareholders vote

“FOR” Proposals 3A and 3B

PROPOSAL 4

APPROVAL AND RATIFICATION OF ACTIVE CHAIRMAN AGREEMENT WITH EXORO LTD.

Under the terms of the MOU, we were obligated to appoint a representative of GTRIMG as our chairman. On April 19, 2020, we appointed Dov Farkash as our executive chairman of the board. In addition, we entered into an Active Chairman Agreement (the “Chairman Agreement”) with Exoro Ltd. (“Exoro”), a company wholly owned by Mr. Dov Farkash. The Chairman Agreement provides that:

Exoro, through Mr. Farkash is to provide certain services to the Company as active chairman, focusing on go-to-market strategy.

-	We and Mr. Farkash are to enter into an indemnification agreement and we are to include Mr. Farkash in our directors and officers insurance

-	Mr. Farkash many not provide any services that would conflict with or complete with ours.

-	We are to pay a monthly service fee of NIS 40,000 ($11,972 based on the exchange rate of $1.00 / NIS 3.341 in effect as of November 24, 2020) plus VAT to Exoro.

-	Mr. Farkash is entitled to options to purchase 939,164 shares (0.5% of our fully-diluted equity) under our 2010 Option Plan, in accordance with the Company’s director compensation plan, at an exercise price of $ 0.068 per share, vesting over three years from April 19, 2020 with one-third vesting after one year and the remainder monthly over a 24-month period.

-	Exoro is entitled to reimbursement of expenses in connection with the provision of the Services and shall have a budget of $10,000/month for travel.

-	The term of the Chairman Agreement was for four months, with our right to renew for an additional nine months. Either party could terminate upon 45 days prior written notice. The Chairman Agreement could also be terminated by us for Cause.

The approval of this Proposal 4 is contingent upon the approval of Proposal 3B, the Phase II GTRIMG Transactions, in accordance with which Mr. Farkash was elected chairman.

Pursuant to the Companies Law, approval of compensation to a director of the Company (including for consulting services other than his services as a director) is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

Our compensation committee has determined that the terms of the Chairman Agreement are consistent with our Compensation Policy which was adopted by our shareholders in 2019.

Our Compensation Committee and Board of Directors have approved the terms of the Chairman Agreement and determined that they are in the best interests of the Company and its shareholders

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the Active Chairman Agreement between the Company and Exoro Ltd. as detailed in the Proxy Statement dated November 30, 2020.”

 The Board recommends shareholders vote

“FOR” Proposal 4

PROPOSAL 5

APPROVAL OF INCREASE IN SHARE CAPITAL.

The current Fourth Amended and Restated Articles of Association of the Company are those adopted by the Company in its shareholders meeting on September 24, 2015 as amended at our shareholders meeting on November 29, 2018 (the “Restated Articles”). Under the terms of the MOU, we agreed to obtain shareholder approval of an increase in our authorized share capital. This would allow for conversion of the loans under the Convertible Loan Agreement, exercise of the Warrants and conversion of additional loans under the MOU. Following the recommendations and approval of the Board, the shareholders are being asked to approve the proposed amendments to Article 5 of the Restated Articles as reflected in the attached amended articles to this Proxy Statement as Exhibit A (the “Share Capital Increase Amendment”). In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed Share Capital Increase Amendment amends Article 5 of the Restated Articles, such that the Authorized Share Capital of the Company shall be increased from NIS 2,000,000 to NIS 12,000,000.

Our board of directors has determined that the Share Capital Increase Amendment is in the best interests of the Company and its shareholders.

Shareholders are being asked to adopt the following resolution:

“RESOLVED that Article 5 of the Amended and Restated Articles of the Company be, and is hereby, amended as set forth in Exhibit A to the Company’s Proxy Statement for its Special Meeting and that the Share Capital Increase Amendment, be, and it hereby is, adopted and approved.”

The Board recommends shareholders vote

“FOR” Proposal 5

PROPOSAL 6

APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION WITH RESEPECT TO RIGHTS TO APPOINT DIRECTORS

Under the terms of the MOU, we have agreed with GTRIMG to seek shareholder approval to amend our Restated Articles to provide that, if we do not meet the Target, GTRIMG may appoint a number of directors as shall reflect its holding in us (assuming all convertible loans are converted). As agreed in the MOU, the Board has approved the amendment of the Restated Articles to provide for such right of appointment.

Following the recommendations and approval of the Board, the shareholders are being asked to approve the proposed amendments to Article 49 of the Restated Articles as reflected in the amendment to the Restated Articles enclosed as Exhibit A (the “Director Right Amendment”). In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed Director Right Amendment amends Article 49 of the Amended and Restated Articles, such that GTRIMG shall have the right to appoint such number of directors as shall reflect its holding in the Company:

The approval of this Proposal 6 is contingent upon the approval of Proposal 3B above.

Our board of directors has determined that the Director Right Amendment is in the best interests of the Company and its shareholders

Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED that Article 49 of the Amended and Restated Articles of the Company be, and is hereby, amended as set forth in Exhibit A to the Company’s Proxy Statement for it’s the Annual Meeting and that the Director Right Amendment, be, and it hereby is, adopted and approved.”

The Board recommends shareholders vote “FOR” Proposal 6

PROPOSAL 7

APPROVAL OF THE RE-APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the Board is authorized to determine the independent auditor’s remuneration.

The following table provides information regarding fees paid by the Company to E&Y for all services, including audit services, for the years ended December 31, 2018 and 2019:

	2018	2019
Audit fees	$115,000	$40,000
Audit-related fees		8,500
Tax fees	15,000
All other fees		12,000
Total	$130,000	$60,500

Audit Fees.  Consist of aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents, assistance with, and review of documents filed with the SEC. Audit Fees for 2019 do not include the fees for the audit of the 2019 audited financial statements, as the engagement for such audit has not yet commenced.

Audit-Related Fees.  Consist of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Tax Fees.  Consist of aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

 All Other Fees. Consist of aggregate fees billed for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

 The Board and the Audit Committee pre-approved all services performed.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2020, and to serve until the annual general meeting of shareholders to be held in 2021.”

The Board recommends shareholders vote “FOR” Proposal 7

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Dr. Fernando de la Vega
Chief Executive Officer of the Company

Dated: December 1, 2020

Exhibit A

P.V. NANO CELL LTD.

(the “Company”)

Proposed Amendment to the Fourth Amended and Restated Articles of Association of the Company

Effective as of ____________________

(the “Amendment”)

1.	The existing Article 5 shall be replaced in its entirety with the following:

“Article 5. The Share Capital of the Company

“The authorized share capital of the Company is NIS ~~2,000,000~~12,000,000, divided into ~~200,000,000~~1,200,000,000 Ordinary Shares with a nominal value of NIS 0.01 per share (each a “Share” and collectively the “Shares”). The Company may alter its authorized share capital in accordance with the provisions of the Companies Law.”

2.	The existing Article 49 shall be replaced in its entirety with the following:

“Article 49. Election and Removal of Directors.

49.1	The Directors of the Company (other than any external directors elected pursuant to the Companies Law) shall be divided by the Board of Directors into three (3) classes, designated as class I, class II and class III. Each class of Directors shall consist, as nearly as possible as determined by the Board of Directors, of one-third of the total number of directors constituting the entire Board of Directors (excluding the external directors). The first term of office of the class I Directors shall expire at the annual General Meeting occurring in 2016; the first term of office of the class II Directors shall expire at the annual General Meeting in 2017; and the first term of office of the class III Directors shall expire at the annual General Meeting in 2018. Any Director whose term has expired (upon the expiring of the term of such director’s class) may be reelected to the Board of Directors.

49.2

At each annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain class, will be for a term of office that expires on the third Annual General Meeting following such election or reelection, such that from 2016 and forward, each year the term of office of only one class of Directors will expire (i.e., the term of office of Class I will initially expire at the Annual Meeting held in 2016 and thereafter at 2019, 2022 etc.). Election of directors shall be conducted by a separate vote on each candidate.

The Chief Executive Officer will be appointed ex-officio to serve as a Director.

A Director shall hold office until his or her successors are elected and qualified.

49.3

(a) Gtrimg Investments Ltd. (“Gtrimg”) shall have the right to designate one (1) non-voting observer to the Board of Directors (the “Observer”), provided that the Observer shall not be a competitor, or employed by a competitor, of the Company. The Observer shall be entitled to attend and participate in all meetings of the Board of Directors (whether in person, by telephone or otherwise) in a non-voting, observer capacity, provided however that the Observer may be excluded from meetings to the extent necessary to preserve attorney-client privilege with respect to pending or threatened litigation or in meetings in which his presence is deemed by the Board of Directors to create a conflict of interest. The Observer shall abide by the policies of the Board of Directors and shall execute a standard non-disclosure agreement to protect the Company’s confidential information in reasonable form provided by the Company. Subject to the above limitations, the Observer shall be entitled to receive notice of, to attend and to receive copies of any documentation distributed to the directors before, during or after, all meetings (including any action to be taken by written consent) of the Board of Directors at the same time such notice or material is provided or delivered to members of the Board of Directors.

(b) (1) In addition to the right to appoint an observer as set forth in Articles 49.3(a) above, in the event that and conditioned upon the conversion of the loan amount or the investment of at least US $2,000,000 following the effective date of this Amendment, Gtrimg shall be entitled to elect one (1) director to the Board of Directors of the Company. Said director shall serve as the Chairman of the Board of Directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable. (2) If the Target (as such term is defined in the Memorandum of Understanding between the Company and Gtrimg dated December 31, 2019 (“MOU”)) is not met by the Company in accordance with the terms of the MOU, Gtrimg shall be entitled, in lieu of the appointment rights described in subsection (1) above, to elect such number of directors to the Board of Directors of the Company, which directors, as a percentage of the total number of Directors of the Company, shall not be less than the percentage ownership of Gtrimg in Ordinary Shares of the Company (assuming all outstanding convertible loans of the Company are converted). One of said directors shall serve as the Chairman of the Board of Directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable. Other than as stated above, the election and removal of Directors by Gtrimg shall be subject to the provisions of these Article 49. In the event that Gtrimg holdings decreases so it is no longer entitled to appoint the number of Directors previously appointed by it, the appointment of such number of Directors shall automatically terminate, and the Board shall be entitled to fill such vacancy in accordance with Article 49.6 below.

The rights of Gtrimg under Article 49.3(a) and (b) shall be effective as long as Gtrimg holds at least 5% of the issued and outstanding share capital of the Company.

49.4	Upon a change in the number of Directors (other than as a result of a vacancy), in accordance with the provisions hereof, any increase or decrease shall be apportioned by the Board of Directors at their discretion among the classes so as to maintain the number of Directors in each class as nearly equal as possible provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any director presently holding office.

49.5	Any Director shall assume his or her position as Director on the date of election to the Board of Directors, unless a later date has been designated in the resolution appointing such Director.

49.6	The Board of Directors shall have the sole and exclusive power, at any time and from time to time, to appoint any person to be a Director, to fill a vacancy however created. The Board of Directors shall have the power, at any time and from time to time, to appoint any person to be a Director in addition to the existing Board, so long as the total number of Directors shall not at any time exceed the maximum number prescribed by the Articles. Any such director appointed by the Board of Directors shall be placed in a class of directors so that all classes are as nearly equal as possible. A director, appointed by the Board of Directors as aforesaid in this sub-article, shall be deemed, for all intents and purposes, as having been appointed by the Annual General Meeting, and, without derogating from the generality of the aforesaid, shall serve as a Director until the expiry of the term of office of the class to which he or she was appointed.

49.7	Subject to the provisions of Article 34.3 above, the Board of Directors (or a committee acting on its behalf, if it is authorized to do so by the Board of Directors) shall have the exclusive authority to recommend a person to be appointed as a director (which may include a person who has served as a director in the Company up to the date of the Annual General Meeting) by the Annual General Meeting. To remove any doubt, the provisions of Article 34.3 above shall not apply with respect to the appointment of external directors and only the Board of Directors or a committee thereof as aforesaid may propose candidates to be appointed as external directors at the Annual General Meeting.

49.8	The provisions of this Article 49 shall not apply to external directors which shall be elected or removed pursuant to the provisions of the Companies Law and their service as directors shall be governed by all the relevant provisions of the Companies Law which apply to external directors.

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